EXHIBIT 21.1
SUBSIDIARIES OF FLOW INTERNATIONAL CORPORATION

State or Other Jurisdiction of
Subsidiary	Incorporation or Organization
Caitra Technologies Incorporated	Washington
Orange Acquisition Corporation	Washington
HydoDynamic Cutting	Louisiana
Flow Ultra High Pressure Waterjet Technology	Shanghai
Flow Waterjet Hong Limited	Hong Kong
Flow Korea	Korea
Flow Japan	Japan
Flow Asia Corporation	Taiwan
Flow Asia International Corporation	Mauritius
Flow Latino Americana Comercio Ltda	Brazil
Flow Holdings SAGL	Switzerland
Flow Surface Preparation Europe SAGL	Switzerland
Flow Holdings BVBA	Belgium
Flow Access BVBA	Belgium
Flow Holdings Limited	United Kingdom
Flow Europe GmbH	Germany
Flow Italia, SRL	Italy
Flow Europe Manufacturing Verwaltungs GmbH	Germany
Flow Eastern Europe, S.R.O.	Czech Republic
Flow Iberica Corte Con Aqua Alta Presion, S.L.	Spain
Flow U.K., Ltd.	United Kingdom
Flow France Sarl.	France